

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile: (770) 351-9506

October 22, 2010

Mr. Peter Yip
Chief Executive Officer
CDC Corporation
11/F ING Tower
308 Des Voeux Road
Central Hong Kong

> **Re: CDC Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Forms 6-K Filed May 13, 2010 and August 10, 2010**
> **File No. 000-30134**

Dear Mr. Yip:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

                              Sincerely,

                              Kathleen Collins
                              Accounting Branch Chief